As filed with the Securities and Exchange Commission on May 30, 2003.

Registration No. 333-47796

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2
ON FORM S-8
TO FORM S-4
REGISTRATION STATEMENT
Under The Securities Act of 1933

POLYONE CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

OHIO	34-1740488
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

200 Public Square, Suite 36-5000, Cleveland, Ohio 44114-2304
(Address of Principal Executive Offices Including Zip Code)

THE GEON COMPANY 1993 INCENTIVE STOCK PLAN
THE GEON COMPANY 1995 INCENTIVE STOCK PLAN
THE GEON COMPANY 1998 INTERIM STOCK AWARD PLAN
THE GEON COMPANY 1999 INCENTIVE STOCK PLAN
THE GEON COMPANY NON-EMPLOYEE DIRECTOR DEFERRED COMPENSATION PLAN
M.A. HANNA COMPANY LONG TERM INCENTIVE PLAN, as amended
DH COMPOUNDING SAVINGS AND RETIREMENT PLAN
POLYONE RETIREMENT SAVINGS PLAN
POLYONE RETIREMENT SAVINGS PLAN A
POLYONE RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
POLYONE RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES A
(Full Title of the Plan)

Wendy C. Shiba
PolyOne Corporation
200 Public Square, Suite 36-5000
Cleveland, Ohio 44114-2304
(216) 589-2304
(Name, Address and Telephone Number of Agent For Service)

Copies To:
Lisa K. Kunkle, Esq.
Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114-1190
(216) 586-3939

TABLE OF CONTENTS

Introductory Statement
PART II
- Item 3. Incorporation of Documents by Reference.
- Item 4. Description of Securities.
- Item 5. Interests of Named Experts and Counsel.
- Item 6. Indemnification of Directors and Officers.
- Item 7. Exemption from Registration Claimed.
- Item 8. Exhibits.
- Item 9. Undertakings.
- SIGNATURES

EXHIBIT INDEX
EX-23.1 Consent of Ernst & Young
EX-23.2 Consent of KPMG

Introductory Statement

PolyOne Corporation hereby amends the Registration Statement on Form S-4, as amended (No. 333-37344), filed by The Geon Company, M.A. Hanna Company and Consolidation Corp. on May 18, 2000, by filing this Post-Effective Amendment No. 2 on Form S-8 to Form S-4 relating to its common stock, par value $0.01 per share ("Common Stock"). The Registration Statement on Form S-4 registered 109,844,805 shares of Common Stock. Post-Effective Amendment No. 1 on Form S-8 to Form S-4 ("Post-Effective Amendment No. 1") was filed by PolyOne Corporation on October 11, 2000 to allocate 13,363,311 of those shares of Common Stock then remaining unsold to The Geon Company 1993 Incentive Stock Plan, The Geon Company 1995 Incentive Stock Plan, The Geon Company 1998 Interim Stock Award Plan, The Geon Company 1999 Incentive Stock Plan, The Geon Company Non-employee Director Deferred Compensation Plan, The Geon Company Retirement Savings Plan, the M.A. Hanna Company Long Term Incentive Plan, as amended, the M.A. Hanna Company Capital Accumulation Plan, the M.A. Hanna Company 401(k) and Retirement Plan and the DH Compounding Savings and Retirement Plan, as well as to register an indeterminate number of participation interests in certain of such plans.

PolyOne has decided to re-structure, amend and restate several of its plans. The M.A. Hanna Company 401(k) and Retirement Plan and the M.A. Hanna Company Capital Accumulation Plan are being merged together and will become the PolyOne Retirement Savings Plan. Additionally, The Geon Retirement Savings Plan is being split into three plans: the PolyOne Retirement Savings Plan A, the PolyOne Retirement Savings Plan for Collectively Bargained Employees and the PolyOne Retirement Savings Plan for Collectively Bargained Employees A.

The purpose of this Post-Effective Amendment No. 2 is to update the Registration Statement to reflect these changes and to re-allocate the shares as set forth in Post-Effective Amendment No. 1 among the plans.

The 13,363,311 shares of Common Stock of PolyOne are allocated among the plans as follows: 1,167,318 shares to The Geon Company 1993 Incentive Stock Plan, 536,400 shares to The Geon Company 1995 Incentive Stock Plan, 333,154 shares to The Geon Company 1998 Interim Stock Award Plan, 516,400 shares to The Geon Company 1999 Incentive Stock Plan, 400,570 shares to The Geon Company Non-employee Director Deferred Compensation Plan, 1,000,000 shares to the M.A. Hanna Company Long Term Incentive Plan, as amended, 156,598 shares to the DH Compounding Savings and Retirement Plan, 4,043,251 shares to the PolyOne Retirement Savings Plan, 5,059,620 shares to the PolyOne Retirement Savings Plan A, 75,000 shares to the PolyOne Retirement Savings Plan for Collectively Bargained Employees, and 75,000 shares to the PolyOne Retirement Savings Plan for Collectively Bargained Employees A.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents have been filed by PolyOne Corporation, an Ohio corporation (the "Registrant"), with the Securities and Exchange Commission (the "Commission") and are incorporated herein by reference:

- Annual Report on Form 10-K for the year ended December 31, 2002;

- Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

- Current Report on Form 8-K filed with the SEC on May 7, 2003;

- Current Report on Form 8-K filed with the SEC on May 2, 2003;

- Current Report on Form 8-K filed with the SEC on April 25, 2003;

- Current Reports on Form 8-K filed with the SEC on April 17, 2003;

- Current Report on Form 8-K filed with the SEC on March 28, 2003;

- Current Report on Form 8-K filed with the SEC on March 25, 2003;

- Current Report on Form 8-K filed with the SEC on February 18, 2003;

- Current Report on Form 8-K filed with the SEC on January 31, 2003;

- Current Report on Form 8-K filed with the SEC on January 16, 2003;

- Current Report on Form 8-K filed with the SEC on January 15, 2003; and

- The description of the Registrant's Common Stock set forth in the Form 8-A filed with the Commission on August 31, 2000, pursuant to the Exchange Act of 1934 (the "Exchange Act"), including any subsequently filed amendments and reports updating such description.

All documents filed by the Registrant with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, will be deemed to be incorporated by reference in this registration statement and to be part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as modified or superseded, to constitute a part of this registration statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

PolyOne Corporation is an Ohio corporation. Under Section 1701.13 of the Ohio General Corporation Law ("Ohio Law"), Ohio corporations are permitted to indemnify directors, officers, employees and agents within prescribed limits and must indemnify them under certain circumstances. Ohio Law does not authorize the payment by a corporation of judgments against a director, officer, employee or agent after a finding of negligence or misconduct in a derivative suit absent a court order determining that such person succeeds on the merits. In all other cases, if it is determined that a director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, indemnification is discretionary except as otherwise provided by a corporation's articles of incorporation, code of regulations or contract, and except with respect to the advancement of expenses of directors.

With respect to the advancement of expenses, Ohio Law provides that a director (but not an officer, employee or agent) is entitled to mandatory advancement of expenses, including attorney's fees, incurred in defending any action, including derivative actions, brought against the director, provided that the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proven by clear and convincing evidence that his or her act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation's best interests.

Article Sixth of PolyOne Corporation's articles of incorporation provides for indemnification of directors and officers. The provision provides that a director of PolyOne Corporation will not be personally liable to PolyOne Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent that an exemption from liability or limitation is not permitted under Ohio Law. Article Sixth provides that any director or officer will, to the fullest extent permitted by Ohio Law, be indemnified except as may be otherwise provided in PolyOne Corporation's code of regulations.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

Exhibit Number	Description
4.1	Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to PolyOne Corporation's Form 10-K for the Year ended December 31, 2000).
4.2	Code of Regulations of the Registrant (incorporated by reference to Exhibit 3.2 to PolyOne Corporation's Form 10-K for the Year ended December 31, 2000).
23.1	Consent of Independent Auditors — Ernst & Young LLP
23.2	Consent of Independent Auditors — KPMG LLP
24	Powers of Attorney executed by officers and directors who signed this Post-Effective Amendment No. 2 (incorporated by reference to Exhibit

4

Exhibit Number	Description

24.1 and 24.2 to the Registrant's Registration Statement on Form S-4, as amended, filed on May 18, 2000).

The Registrant undertakes that the PolyOne Retirement Savings Plan, the PolyOne Retirement Savings Plan A, the PolyOne Retirement Savings Plan for Collectively Bargained Employees, the PolyOne Retirement Savings Plan for Collectively Bargained Employees A and the DH Compounding Savings and Retirement Plan and any amendments thereto have been or will be submitted to the Internal Revenue Service (the "IRS") in a timely manner and all changes required by the IRS in order to qualify such plans have been or will be made.

Item 9. Undertakings.

(a) The Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial *bona fide* offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial *bona fide* offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

[Signatures on following page]

6

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio on May 30 2003.

POLYONE CORPORATION

By: /s/ W. David Wilson
_____

W. David Wilson
Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: May 30, 2003	*
	Thomas A. Waltermire Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)
Date: May 30, 2003	/s/ W. David Wilson
	W. David Wilson Vice President and Chief Financial Officer (Principal Financial Officer)
Date: May 30, 2003	*
	Gregory P. Smith Corporate Controller and Assistant Treasurer (Principal Accounting Officer)
Date: May 30, 2003	*
	J. Douglas Campbell Director
Date: May 30, 2003	**
	Carol A. Cartwright Director
Date: May 30, 2003	*
	Gale Duff-Bloom Director
Date: May 30, 2003	**
	Wayne R. Embry Director

Date: May 30, 2003	**
	_____
	Robert A. Garda Director
Date: May 30, 2003	**
	_____
	Gordon D. Harnett Director
Date: May 30, 2003	**
	_____
	David H. Hoag Director
Date: May 30, 2003	*
	_____
	D. Larry Moore Director
Date: May 30, 2003	*
	_____
	Farah M. Walters Director

   * This registration Statement has been signed on behalf of the above-named directors and officers of the Company by W. David Wilson as attorney-in-fact pursuant to a power of attorney filed with the Securities and Exchange Commission as Exhibit 24.1 to the Registrant's Registration Statement on Form S-4, as amended, filed on May 18, 2000.

   Dated: May 30, 2003

By: /s/ W. David Wilson
_____
W. David Wilson, Attorney-in-Fact

   ** This registration Statement has been signed on behalf of the above-named directors and officers of the Company by Patrick J. Leddy as attorney-in-fact pursuant to a power of attorney filed with the Securities and Exchange Commission as Exhibit 24.2 to the Registrant's Registration Statement on Form S-4, as amended, filed on May 18, 2000.

   Dated: May 30, 2003

By: /s/ Patrick J. Leddy
_____
Patrick J. Leddy, Attorney-in-Fact

The PolyOne Retirement Savings Plan. Pursuant to the requirements of the Securities Act, the plan administrator has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on May 30, 2003.

POLYONE RETIREMENT SAVINGS PLAN
By: /s/ W. David Wilson

W. David Wilson
Vice President and Chief Financial Officer

The PolyOne Retirement Savings Plan A. Pursuant to the requirements of the Securities Act, the plan administrator has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on May 30, 2003.

POLYONE RETIREMENT SAVINGS PLAN A

By: /s/ W. David Wilson

W. David Wilson
Vice President and Chief Financial Officer

The PolyOne Retirement Savings Plan for Collectively Bargained Employees. Pursuant to the requirements of the Securities Act, the plan administrator has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on May 30, 2003.

POLYONE RETIREMENT SAVINGS PLAN FOR
COLLECTIVELY BARGAINED EMPLOYEES

By: /s/ W. David Wilson

W. David Wilson
Vice President and Chief Financial Officer

The PolyOne Retirement Savings Plan for Collectively Bargained Employees A. Pursuant to the requirements of the Securities Act, the plan administrator has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on May 30, 2003.

POLYONE RETIREMENT SAVINGS PLAN FOR
COLLECTIVELY BARGAINED EMPLOYEES A

By: /s/ W. David Wilson

W. David Wilson
Vice President and Chief Financial Officer

9

The DH Compounding Savings and Retirement Plan. Pursuant to the requirements of the Securities Act, the plan administrator has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on May 30, 2003.


DH COMPOUNDING SAVINGS AND
RETIREMENT PLAN

By: /s/ Jeffrey Prosinski
_____

Jeffrey Prosinski
Member, Partnership Committee


EXHIBIT INDEX

Exhibit	Number Description
4.1	Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to PolyOne Corporation's Form 10-K for the Year ended December 31, 2000).
4.2	Code of Regulations of the Registrant (incorporated by reference to Exhibit 3.2 to PolyOne Corporation's Form 10-K for the Year ended December 31, 2000).
23.1	Consent of Independent Auditors — Ernst & Young LLP
23.2	Consent of Independent Auditors — KPMG LLP
24	Powers of Attorney executed by officers and directors who signed this Post-Effective Amendment No. 2 (incorporated by reference to Exhibit 24.1 and 24.2 to the Registrant's Registration Statement on Form S-4, as amended, filed on May 18, 2000).